Exhibit (a)9

Skullcandy, Inc.

1441 West Ute Blvd., Suite 250

Park City, Utah 84098

July 6, 2016

Dear Stockholder:

We are pleased to inform you that, on June 23, 2016, Skullcandy, Inc. (“Skullcandy”) entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with Incipio, LLC (“Parent”) and Powder Merger Sub, Inc., a wholly-owned subsidiary of Parent (“Purchaser”). In accordance with the Merger Agreement, Purchaser has commenced on July 6, 2016 a tender offer (the “Offer”) to purchase all of the outstanding shares of our common stock, par value $0.0001 per share (the “Company Shares”), other than any Cancelled Company Shares (as defined below), at a price per Company Share of $5.75, net to the holder thereof in cash, without interest (the “Offer Price”) and subject to any withholding of taxes required by applicable law.

If successful, the Offer will be followed by the merger of Purchaser with and into Skullcandy, with Skullcandy surviving the merger as a wholly-owned subsidiary of Parent (the “Merger”). In the Merger, each Company Share then outstanding (other than any Company Shares (i) owned by Parent, Purchaser or Receptos or any wholly owned subsidiary of Parent, Purchaser or Receptos (“Cancelled Company Shares”), (ii) irrevocably accepted for purchase pursuant to the Offer or (iii) owned by holders who have properly and validly perfected appraisal rights under Delaware law) will be converted into the right to receive the Offer Price, without interest and subject to any withholding of taxes required by applicable law.

The Board of Directors of Skullcandy (the “Skullcandy Board”): (i) determined that it is in the best interests of Skullcandy and its stockholders to enter into, and approved and declared advisable, the Merger Agreement, (ii) approved the execution and delivery by Skullcandy of the Merger Agreement, the performance by Skullcandy of its covenants and agreements contained in the Merger Agreement and the consummation of the Offer and the Merger upon the terms and subject to the conditions contained in the Merger Agreement, and (iii) resolved, subject to the terms and conditions set forth in the Merger Agreement, to recommend that the Company’s stockholders accept the Offer and tender their Company Shares pursuant to the Offer. Accordingly, and for the other reasons described in more detail in the enclosed copy of Skullcandy’s Solicitation/Recommendation Statement on Schedule 14D-9, the Company Board recommends that Skullcandy’s stockholders accept the Offer and tender their Company Shares pursuant to the Offer.

Accompanying this letter is (i) a copy of Skullcandy’s Solicitation/Recommendation Statement on Schedule 14D-9, (ii) Purchaser’s Offer to Purchase, dated July 6, 2016, which sets forth the terms and conditions of the Offer and (iii) a Letter of Transmittal containing instructions as to how to tender your Company Shares into the Offer. We urge you to read the enclosed materials carefully. The Offer is scheduled to expire at 12:00 midnight, New York City time, at the end of the day on Tuesday, August 2, 2016, unless extended.

Sincerely,

S. Hoby Darling

President Chief Executive Officer